October 28, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

       RE: RiverSource International Managers Series, Inc.
              RiverSource Partners International Small Cap Fund
           Post-Effective Amendment No. 20
           File No. 333-64010/811-10427

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 20 on Form N-1A pursuant to Rule 485(a)(1) for the following purposes:

     (a) To update the prospectus and Statement of Additional Information (SAI) to reflect changes to the principal investment strategies for the above-referenced fund due to the following Subadviser change:

Fund                           Change                          Changes Appear In
----                           -----------------------------   -----------------------------------------
RiverSource Partners           The replacement of AIG Global   Prospectus:
International Small Cap Fund   Investment Corp.                Principal Investment Strategies

                               with                            Fund Management and Compensation -
                                                               Investment Manager
                               Columbia Wanger Asset
                               Management, L.P.                SAI:
                                                               Service Providers - Investment Management
                                                               Services - Subadvisory Agreements

     (b) To add Class R2 and Class R5 to RiverSource Partners International Small Cap Fund consistent with our request granted on October 23, 2006 under Rule 485(b)(1)(vii).

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for the Principal Investment Strategies and Investment Manager sections of the prospectus and the Subadvisory Agreements subsection of the Service Providers section of the SAI, are identical or substantially similar to those found in prior filings by registrants in the same fund complex.

The prospectus has been marked to show all changes from Registrant's Post-Effective Amendment No. 18 filed on or about December 24, 2008 and the SAI has been marked to show all changes from Registrant's 497 filing filed on or about Oct. 5, 2009.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Katina Walker at 612-671-6990.

Sincerely,


/s/ Scott R. Plummer
-----------------------------------------------
Scott R. Plummer
Vice President, General Counsel and
Secretary
RiverSource International Managers Series, Inc.